Exhibit 2.1

EXECUTION COPY

TERMINATION AND SETTLEMENT AGREEMENT

TERMINATION AND SETTLEMENT AGREEMENT, dated as of April 5, 2010 (this “Agreement”), among CEDAR HOLDCO LTD (formerly known as Siddur Holdings, Ltd.), a New York corporation (“Parent”), CEDAR MERGER SUB LLC (formerly known as Siddur Merger Sub, LLC), a Delaware limited liability company (“Merger Sub”), CEDAR FAIR, L.P., a Delaware limited partnership (the “Company”), CEDAR FAIR MANAGEMENT, INC., an Ohio corporation and the general partner of the Company (the “General Partner”) and the parties listed in Exhibit A hereto (the “Apollo Parties,” and, with Parent and Merger Sub, the “Purchasers”).

WHEREAS, Parent, Merger Sub, the Company and the General Partner entered into an Agreement and Plan of Merger, dated as of December 16, 2009 (the “Merger Agreement”), pursuant to which Merger Sub was to be merged with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, concurrently with the execution of the Merger Agreement, the Apollo Parties executed an equity commitment letter with Parent (the “Equity Commitment Letter”) whereby the Apollo Parties agreed, severally and not jointly, subject to the terms and conditions therein, to purchase equity of Parent immediately prior to the time Parent, Merger Sub, the General Partner and the Company became obligated unconditionally under the Merger Agreement to effect the Closing, in the amount set forth in the Equity Commitment Letter;

WHEREAS, concurrently with the execution of the Merger Agreement, the Company and the Apollo Parties executed a limited guarantee (the “Limited Guarantee”) whereby the Apollo Parties agreed, severally and not jointly, subject to the terms and conditions therein, to guarantee certain payment obligations of Parent pursuant to the Merger Agreement;

WHEREAS, concurrently with the execution of the Merger Agreement, Parent and certain employees of the Company, Richard Kinzel, Jack Falfas, Robert Decker and Peter Crage, executed Management Term Sheets dated December 16, 2009 (the “Employment Agreements”);

WHEREAS, Parent and Merger Sub, on the one hand, and the Company and the General Partner, on the other hand, have agreed that the Merger Agreement is to be deemed terminated and the Merger to be deemed abandoned pursuant to Section 7.01(a) of the Merger Agreement, with the same effect as if the Merger Agreement had been terminated under Section 7.01(d) of the Merger Agreement;

WHEREAS, the Board of Directors of the General Partner, acting on behalf of the General Partner and on behalf of the Company, has approved the execution, delivery and performance by the Company of this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, Parent, Merger Sub and the Apollo Parties have approved this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and in consideration of the respective representations, warranties, covenants and agreements contained in this Agreement and the mutual releases offered in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. Unless otherwise specifically defined in this Agreement, each capitalized term used but not defined in this Agreement shall have the meaning assigned to such term in the Merger Agreement.

ARTICLE II

EXPENSES

Section 2.1. Expenses. In lieu of the Company’s obligation to pay an amount equal to the sum of Parent’s and Merger Sub’s Expenses pursuant to Section 7.03(b)(iv) of the Merger Agreement, simultaneously with the execution and delivery of this Agreement and in consideration of the agreements made by the Purchasers under this Agreement, the Company shall pay Six Million Five-Hundred Thousand Dollars ($6,500,000.00) in cash by wire transfer of immediately available funds, to the account set forth in Exhibit B to this Agreement (the “Expenses”). The Expenses shall not be repayable or refundable under any circumstances.

ARTICLE III

TERMINATION

Section 3.1. Termination of Merger Agreement. The parties hereto agree that, pursuant to Section 7.01(a) of the Merger Agreement, effective upon the receipt of the full amount of the Expenses at the account set forth in Exhibit B hereto, and without further action of any party hereto, the Merger Agreement is hereby terminated in its entirety and is null and void with the same effect as if the Merger Agreement had been terminated under Section 7.01(d) of the Merger Agreement. For the avoidance of doubt, those portions of the Merger Agreement which by their terms explicitly survive termination of the Merger Agreement and abandonment of the Merger (including the applicable provisions of Sections 5.03(b), 7.02, 7.03, 7.04 and 7.06 and Article VIII, but excluding Exhibit B to the Merger Agreement) shall continue to be in full force and effect in accordance with the terms of the Merger Agreement. The termination of the Merger Agreement, once effective in accordance with the terms hereof, shall be irrevocable.

Section 3.2. Termination of Equity Commitment Letter and Limited Guarantee. Effective upon receipt of the full amount of Expenses, without further action of any party hereto, the parties hereby agree that the Equity Commitment Letter and the Limited Guarantee are hereby terminated in their entirety, are null and void, and are of no further force and effect, including any provision of the Equity Commitment Letter or the Limited Guarantee which by its terms would otherwise survive termination of the Equity Commitment Letter or the Limited Guarantee, as the case may be. The termination of the Equity Commitment Letter and the Limited Guarantee, once effective in accordance with the terms hereof, shall be irrevocable.

Section 3.3. Termination of Employment Agreements. Effective upon receipt of the full amount of Expenses, without further action of any party hereto, the Company, acting with the authority and on behalf of each employee who executed an Employment Agreement, and Parent hereby agree that the Employment Agreements are hereby terminated in their entirety, are null and void, and are of no further force and effect, including any provision of the Employment Agreements which by its terms would otherwise survive termination of the Employment Agreements. The termination of the Employment Agreements, once effective in accordance with the terms hereof, shall be irrevocable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of the Company. The Company and the General Partner hereby jointly and severally represent and warrant that each of the Company and General Partner is duly organized and validly existing under the laws of the jurisdiction of its organization, this Agreement has been duly authorized, executed and delivered by the Company and the General Partner and, assuming this Agreement constitutes the valid and binding agreement of the Purchasers, is the valid and binding obligation of the Company and the General Partner, enforceable against the Company and the General Partner in accordance with its terms.

Section 4.2. Representations and Warranties of the Purchasers. Each of the Purchasers hereby represents and warrants that it is duly organized and validly existing under the laws of the jurisdiction of its organization, this Agreement has been duly authorized, executed and delivered by such Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company and the General Partner, this Agreement is the valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

ARTICLE V

RELEASES AND COVENANT NOT TO SUE

Section 5.1. Purchaser Release. Effective as of the receipt of the full amount of the Expenses at the account set forth in Exhibit B hereto, each Purchaser, for itself and, to the maximum extent permitted by law, on behalf of its Controlled Affiliates (as defined herein) and its and their former, current or future officers, directors, agents, representatives, managing directors, partners (including limited partners), managers, principals, members, employees, predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity and any other person claiming (now or in the future) through or on behalf of any of said entities (“Purchaser Releasing Parties”), hereby unequivocally, fully and irrevocably releases and discharges the Company, the General Partner, their parents, subsidiaries and affiliates and their respective former, current or future officers, directors, managing directors, managers, principals, members, employees and attorneys and other advisors and agents (including financial and legal advisors and debt and equity financing sources), predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity (collectively, “Company Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, in law or in equity, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, arising from or out of, based upon, in connection with or otherwise relating in any way to the Confidentiality Agreement (as defined herein), the Merger Agreement (including, for the avoidance of doubt, the negotiation thereof and all due diligence activities and other actions or activities undertaken in connection therewith, collectively, the “Pre-Signing Matters”), the Equity Commitment Letter, the Limited Guarantee, the Employment Agreements or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Merger Agreement, or to Losses (as defined herein) incurred by the Purchaser Releasing Parties on or prior to the date hereof (including expenses relating to the period on or prior to the date hereof without regard to the date of invoice) relating to the Unitholder Litigations (as defined herein), and including any acts, omissions, disclosures or communications (including with respect to any actual or omitted public disclosures) related to the Merger Agreement (including, for the avoidance of doubt, the Pre-Signing Matters), the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guarantee, the Employment Agreements or the transactions or payments contemplated by any of the foregoing, or to Losses incurred by the Purchaser Releasing Parties on or prior to the date hereof (including expenses relating to the period on or prior to the date hereof without regard to the date of invoice) relating to the Unitholder Litigations (including press releases, public filings, and the solicitation of proxies) (the “Purchaser Released Claims”); provided, however that nothing contained in this Agreement shall be deemed to release the Company from its obligations to pay to Parent (or as otherwise directed by Parent) the Breakup Fee pursuant to Section 7.03(b)(i) of the Merger Agreement or otherwise, it being acknowledged that the Expenses paid hereunder shall reduce the amount of any Breakup Fee payable as provided in the Merger Agreement (without regard to the requirement that any such Expenses be paid pursuant to the Merger Agreement); and provided that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from its obligations under this Agreement or any agreement among any of the parties hereto entered into subsequent to the execution of this Agreement, or the transactions contemplated hereby or thereby. For the avoidance of doubt, in the event that any claim is asserted against any of the Purchaser Releasing Parties by any party before any court, arbitrator or other tribunal in any jurisdiction that concerns the subject matter of any of the Purchaser Released Claims (a “Third Party Claim”), nothing in this Agreement shall prevent any such Purchaser Releasing Party from impleading or asserting any claim for contribution or indemnification against any Company Released Person with respect to such Third Party Claim. In the event that any claim asserted against any of the Purchaser Releasing Parties by any Company Released Person before any court, arbitrator or other tribunal in any jurisdiction (whether as a claim, a cross claim, or counterclaim) that concerns the subject matter of any of the Released Claims (as defined below) is not barred by Section 5.4 of this Agreement, this Agreement shall not prevent any such Purchaser Releasing Party from asserting any Released Claim against such Company Released Person.

Section 5.2. Company Releases. Effective as of Purchasers’ receipt of the full amount of the Expenses at the account set forth in Exhibit B hereto, the Company and the General Partner, for themselves and, to the maximum extent permitted by law, on behalf of their Controlled Affiliates and their respective former, current or future respective officers, directors, agents, representatives, managing directors, partners (including limited partners), managers, principals, members, employees, predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity, security holders of any said person or entity (including holders of limited partnership interests (including Depositary Units) in the Company or other securities in the Company) and any other person claiming (now or in the future) through or on behalf of any of said entities (“Company Releasing Parties” and together with the Purchaser Releasing Parties, the “Releasing Parties”), hereby unequivocally, fully and irrevocably release and discharge each Purchaser, its Related Parties and its and their parents, subsidiaries and affiliates and their respective former, current or future officers, directors, managing directors, managers, principals, members, employees and attorneys and other advisors and agents (including financial and legal advisors and debt and equity financing sources), predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity (collectively, “Purchaser Released Persons” and together with the Company Released Persons, the “Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, in law or in equity, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, arising from or out of, based upon, in connection with or otherwise relating in any way to the Confidentiality Agreement, Merger Agreement (including, for the avoidance of doubt, the Pre-Signing Matters), the Equity Commitment Letter, the Limited Guarantee, the Employment Agreements or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Merger Agreement (including any claim for payment of the Maximum Recovery Amount or otherwise), or to the Unitholder Litigations, and including any acts, omissions, disclosure or communications (including with respect to any actual or omitted public disclosures) related to the Merger Agreement (including, for the avoidance of doubt, the Pre-Signing Matters), the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guarantee, the Employment Agreements or the transactions or payments contemplated by any of the foregoing, or the Unitholder Litigation (including press releases, public filings, and the solicitation of proxies) (the “Company Parties Released Claims,” and, together with the Purchaser Released Claims, the “Released Claims”); provided that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from its obligations under this Agreement (including under Section 5.6) or any agreement among any of the parties hereto entered into subsequent to the execution of this Agreement, or the transactions contemplated hereby or thereby. For the avoidance of doubt, in the event that any claim is asserted against any of the Company Releasing Parties by any party before any court, arbitrator or other tribunal in any jurisdiction that concerns the subject matter of any of the Company Parties Released Claims and for which the Purchaser Indemnified Persons are not entitled to indemnification pursuant to Section 5.6 hereof (a “Company Third Party Claim”), nothing in this Agreement shall prevent any such Company Releasing Party from impleading or asserting any claim for contribution or indemnification against any Purchaser Released Person with respect to such Company Third Party Claim. In the event that any claim asserted against any of the Company Releasing Parties by any Purchaser Released Person before any court, arbitrator or other tribunal in any jurisdiction (whether as a claim, a cross claim, or counterclaim) that concerns the subject matter of any of the Released Claims is not barred by Section 5.4 of this Agreement, this Agreement shall not prevent any such Company Releasing Party from asserting any Released Claim against such Purchaser Released Person.

Section 5.3. Scope of Release and Discharge.

(a) The parties, on behalf of the respective Releasing Parties, acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know, anticipate or believe to be true related to or concerning the Released Claims. The parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a party or parties. It is nonetheless the intent of the parties to give a full, complete and final release and discharge of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact. To that end, with respect to the Released Claims only, the parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, under which a general release does not extend to claims which the parties do not know or suspect to exist in their favor at the time of executing the release, which if known by the parties might have affected the parties’ settlement. With respect to the Released Claims only, the parties expressly waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of §1542 of the California Civil Code, or any New York or other state’s counterpart thereto, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

(b) The parties acknowledge and agree that the inclusion of this Section 5.3 was separately bargained for and is a key element of this Agreement.

(c) Notwithstanding anything to the contrary herein, this Agreement shall not release, bar or otherwise impair the assertion of any claim whatsoever by any Releasing Party (directly or indirectly, whether as a claim, a cross-claim, counterclaim or otherwise) against any unitholder or security holder of any Company Released Person asserting any claim against such Releasing Party or its affiliate.

Section 5.4. Covenant Not to Sue. Effective as of the Purchasers’ receipt of the full amount of the Expenses at the account set forth in Exhibit B, each of the parties’ covenants, on behalf of itself, the Company Released Persons and the Company Releasing Parties, in the case of the Company and the General Partner, and the Purchaser Released Persons and the Purchaser Releasing Parties, in the case of the Purchasers, not to bring any Released Claim before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, a cross claim, or counterclaim. Any Released Person may plead this Agreement as a complete bar to any Released Claim brought in derogation of this covenant not to sue. The covenants contained in this Section 5.4 shall survive this Agreement indefinitely regardless of any statute of limitations.

Section 5.5. Accord and Satisfaction. Effective as of the Purchasers’ receipt of the full amount of the Expenses at the account set forth in Exhibit B hereto, this Agreement and the releases reflected in this Agreement shall be effective as a full, final and irrevocable accord and satisfaction and release of all of the Released Claims.

Section 5.6. Indemnification.

(a) Effective as of the Purchasers’ receipt of the full amount of the Expenses at the account set forth in Exhibit B hereto, the Company and the General Partner agree, jointly and severally, to hold harmless and indemnify each Purchaser, its Related Parties and its and their parents, subsidiaries and affiliates and any Person controlling such Purchaser or such Purchaser’s affiliates, or controlled by such Purchaser or such Purchaser’s affiliates and their respective former, current or future officers, directors, managing directors, partners, managers, principals, members, employees and attorneys and other advisors and agents (including financial and legal advisors and debt and equity financing sources), predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity (collectively, the “Purchaser Indemnified Persons”) from and against any and all losses, claims, judgments, damages, liabilities and expenses, including any payments made in settlement of any such claims (each a “Loss” and collectively, the “Losses”) whatsoever (including reasonable expenses incurred in preparing or defending against any litigation or proceeding, commenced or threatened, or any claims whatsoever whether or not resulting in any liability) imposed on or incurred by any Purchaser Indemnified Person, to the extent that such Loss results from any claim or cause of action brought by or on behalf of one or more former, present or future holders of limited partnership interests (including Depositary Units) in the Company or other securities of the Company (including any direct or derivative claim) based upon the execution, delivery or performance of this Agreement or the Merger Agreement (including, for the avoidance of doubt, the Pre-Signing Matters), the Confidentiality Agreement, the Equity Commitment Letter, the Employment Agreements and the Limited Guarantee or the transactions or payments contemplated thereby, including any claim relating to the termination of the Merger Agreement (including any claim for payment of the Maximum Recovery Amount), or to the Unitholder Litigations, and including any acts, omissions, disclosure or communications (including with respect to any actual or omitted public disclosures) related to the Merger Agreement (including, for the avoidance of doubt, the Pre-Signing Matters), the Confidentiality Agreement, the Equity Commitment Letter, the Employment Agreements and the Limited Guarantee or the transactions or payments contemplated thereby, or the Unitholder Litigation (including press releases, public filings, and the solicitation of proxies) or any other matters related to or arising out of any of the foregoing; provided, however, that the foregoing indemnification provision shall not apply to (i) any Losses relating to the Unitholder Litigations that were incurred by the Purchaser Indemnified Parties on or prior to the date hereof (including expenses relating to the period on or prior to the date hereof without regard to the date of invoice), (ii) expenses (including legal fees, but, for the avoidance of doubt, not including any amounts in respect of claims, judgments, awards, damages, amounts in settlement of any such claims and similar Losses) relating to the Unitholder Litigations incurred by the Purchaser Indemnified Parties after the date hereof that are in excess of One Hundred Fifty-Thousand Dollars ($150,000.00) in the aggregate and (iii) any Losses that are finally judicially determined by a court of competent jurisdiction to have resulted from the willful misconduct of the Purchaser Indemnified Persons or any material breach by the Purchasers of this Agreement. Any person indemnified initially hereunder shall remain so indemnified, regardless of any subsequent change in their position or status that qualified such person for indemnification initially.

(b) If a Purchaser Indemnified Person intends to seek indemnification pursuant to this Section 5.6 with respect to any claim or cause of action described in Section 5.6(a), such Purchaser Indemnified Person shall promptly provide written notice to the Company and the General Partner (in accordance with Section 6.6 hereof) describing such claim or cause of action in reasonable detail and providing copies of all material written evidence thereof and the estimated amount of the Losses that have been or may be sustained by such Purchaser Indemnified Person provided that the failure to provide such notice or information shall not affect the obligations of the Company and the General Partner unless they are actually materially prejudiced thereby. In the case of any claim or cause of action which is subject to Section 5.6(a), the Company and the General Partner will be entitled to participate therein and, to the extent they elect by written notice delivered to the Purchaser Indemnified Person(s), to assume the defense thereof with counsel reasonably satisfactory to the Purchaser Indemnified Person(s); provided that if the defendants in any such proceedings include both a Purchaser Indemnified Person and one of the Company, the General Partner or any of their affiliates and the Purchaser Indemnified Person shall have concluded that there may be legal defenses available to it which are different from or additional to those available to the Company, the General Partner or their affiliates, the Purchaser Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such proceedings on behalf of such Purchaser Indemnified Person. Upon receipt of notice by the Company and the General Partner to such Purchaser Indemnified Person of their election to assume the defense of such proceedings and approval by the Purchaser Indemnified Person of counsel, the Company and the General Partner will not be liable to such Purchaser Indemnified Person for expenses incurred by the Purchaser Indemnified Person in connection with the defense thereof (other than reasonable costs of investigation) unless (i) the Purchaser Indemnified Person shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Company and the General Partner shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) representing the Purchaser Indemnified Persons who are parties to such proceedings), (ii) the Company and the General Partner shall not have employed counsel reasonably satisfactory to the Purchaser Indemnified Person to represent the Purchaser Indemnified Person within a reasonable time after notice of commencement of the proceedings or (iii) the Company and the General Partner shall have authorized in writing the employment of counsel for the Purchaser Indemnified Person. The Purchasers shall not agree to a settlement of, or the entry of any judgment arising from, any such claim or cause of action, without the prior written consent of the Company and the General Partner, such consent not to be unreasonably conditioned, withheld or delayed.

ARTICLE VI

MISCELLANEOUS

Section 6.1. Publicity. Immediately following the execution and delivery of this Agreement, the Company shall issue a press release announcing, among other things, the execution of this Agreement and the Company agrees that the portions of such press release that relate to this Agreement or the termination of the Merger Agreement and the transactions contemplated by either of the foregoing, shall be subject to the prior review and approval of the Purchasers. Other than as a party may determine based on advice of counsel is necessary to respond to any legal or regulatory process or proceeding or to give appropriate testimony or file any necessary documents in any legal or regulatory proceeding or as may be required by law, each of the parties hereto will use its commercially reasonable efforts not to make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange, or except as may be required by law) that are inconsistent with, or otherwise contrary to, the jointly approved statements in the press release issued pursuant to this Section 6.1.

Section 6.2. Admission. This Agreement constitutes the settlement of disputed and possible future claims; it does not and shall not constitute an admission of liability by any of the parties.

Section 6.3. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 6.4. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to conflict of law principles thereof that would result in the application of the Laws of another jurisdiction), except that matters relating to the fiduciary duties of the Board of Directors shall be governed by the laws of the State of Ohio and matters relating to the fiduciary duties of the General Partner shall be governed by the laws of the State of Delaware.

Section 6.5. Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state courts of the State of New York or the United States District Court, in each case, located in the Borough of Manhattan in the City of New York (the “New York Courts”) in the event any dispute arises out of or in any way related to this Agreement or any transaction contemplated by this Agreement, including any claim relating to or arising out of due diligence conducted in connection with or the negotiation, interpretation or enforcement of this Agreement (a “Claim”) or involving any Related Party or any Related Party of a Related Party and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all Claims brought by or against any of the parties hereto or any of their respective Affiliates or any Related Party or any Related Party of a Related Party with respect to such action or proceeding shall be heard and determined solely and exclusively in a New York Court, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any New York Court, (c) agrees that it will not bring any Claim in any court other than the New York Courts and (d) waives any right to trial by jury with respect to any Claim. The parties hereto agree that any violation of this Section 6.5 (including any violation related to any Related Party or any Related Party of a Related Party) shall constitute a material breach of this Agreement and shall constitute irreparable harm.

Section 6.6. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt, as follows:

(a)	if to any of the Purchasers, to:

Apollo Management VII, L.P.

9 West 57th Street

43rd Floor

New York, NY 10019

Attention: Aaron Stone

Facsimile: 212-515-3264

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Steven A. Cohen, Esq.

         Benjamin M. Roth, Esq.

Facsimile: 212-403-2000

(b)	if to the Company or to the General Partner, to:

Cedar Fair, L.P.

One Cedar Point Drive

Sandusky, Ohio 44870

Attention: Duffield Milkie, Esq.

Facsimile: 419-609-5725

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello

       Matthew J. Gilroy

Facsimile: 212-310-8007

and

Squire, Sanders & Dempsey L.L.P.

4900 Key Tower

127 Public Square

Cleveland, Ohio 44114

Attention: Cipriano S. Berelo, Esq.

Facsimile: 216-479-8280

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 6.7. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations in this Agreement shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, provided that the Purchasers may assign the right to receive payment of the Expenses pursuant to Section 2.1 to one or more affiliates. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and, subject to the preceding sentence, assigns.

Section 6.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement, and supersedes all other prior (but not subsequent) agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement and thereof; provided, however, that the obligations of the parties set forth in those portions of the Merger Agreement which, by the terms of the Merger Agreement, survive the termination of the Merger Agreement and the abandonment of the Merger (other than Exhibit B to the Merger Agreement) shall not be superseded and shall remain in full force and effect. Each party hereto acknowledges and agrees that each of the non-party Released Persons are express third party beneficiaries of the releases of such non-party Released Persons contained in Sections 5.1, 5.2 and 5.3, covenants not to sue contained in Section 5.4 of this Agreement and indemnities set forth in Section 5.6 and are entitled to enforce rights under such sections to the same extent that such non-party Released Persons could enforce such rights if they were a party to this Agreement. Except as provided in the immediately preceding sentence, there are no third party beneficiaries to this Agreement, and this Agreement is not otherwise intended to and shall not otherwise confer upon any Person other than the parties any rights or remedies in this Agreement.

Section 6.9. Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa. The word “day” means calendar day. Unless the context requires otherwise, derivative forms of any term defined herein shall have a meaning comparable to that of such term. The word “or” when used in this Agreement is not exclusive. References in this Agreement to any legal provision include a reference to such legal provision as from time to time amended, consolidated or replaced. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to this Agreement or to any other document include a reference to this Agreement or such document as varied, amended, modified, novated or supplemented from time to time. References to any Person include such Person’s successors in interest and permitted assigns. All references to dollars or “$” are to U.S. dollars.

Section 6.10. Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 6.11. Validity; Specific Performance. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law; but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement were not performed by any party in accordance with the terms hereof and that each non-breaching party therefore shall be entitled, in addition to any other remedy available thereto under this Agreement, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at law or equity.

Section 6.12. Acknowledgement. Whenever in this Agreement performance of or compliance with a covenant or obligation is expressed to be required by the Company, the General Partner shall cause the Company to perform or comply with such covenant or obligation, such that any failure of the Company to perform or comply with any such covenant or obligation shall be deemed to be a breach of such covenant or obligation by the General Partner and the General Partner and the Company acknowledge that they shall be jointly and severally liable for all obligations of the General Partner and the Company under this Agreement.

Section 6.13. Termination. If the full amount of the Expenses shall not have been received at the account set forth in Exhibit B hereto before 5:00 p.m. EDT on April 6, 2010, the Merger Agreement shall remain in full force and effect and the Purchasers may give written notice to the other parties hereto at any time thereafter of their intent to terminate this Agreement, in which event this Agreement shall terminate at 5:00 p.m. EDT on the first (1st) Business Day after the date of delivery of such notice of intent to all other parties hereto unless such payments are received at the account set forth in Exhibit B hereto prior to such time.

Section 6.14. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Confidentiality Agreement” shall mean the confidentiality agreement, dated October 14, 2009, between the Company and Apollo Management VII, L.P.

(b) “Controlled Affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, is controlled by the person specified.

(c) “Unitholder Litigations” shall mean (i) Todd Miller v. Richard Kinzel, et al., 2009-cv-1069; (ii) Mary Denslow v. Richard Kinzel, et al., 2009-cv-1071; (iii) John Sprau v. Richard Kinzel, et al., 2009-cv-1072; (iv) Kenneth Loiselle, et al. v. Cedar Fair, L.P., et al., 2009-cv-1079; (v) Pat Herring v. Cedar Fair, L.P., et al., 2009-cv-1080; (vi) Paul Gillin v.

Cedar Fair, L.P., et al., 2009-cv-1081; (vii) Israel Friedman v. Cedar Fair, L.P., et al., 2009-cv-1097; (viii) Elizabeth Fresch, et al. v. Cedar Fair, L.P., et al., 2010-cv-0001; (ix) Spyros Gemelas v. Cedar Fair, L.P., et al., 2010-cv-0002; (x) Leo Moritz v. Richard Kinzel, et al., 2010-cv-0008; and (xi) John Walker and Linda Walker v. Richard Kinzel, et al., 2010-cv-0028, consolidated before the Common Pleas Court of Erie County, Ohio, captioned Miller, et al. v. Kinzel, et al., No. 2009-cv-1069, (xii) Ruth Walton v. Apollo Global Management, LLC, et al., C.A. No. 5216-VCS, filed in Delaware Chancery Court, and (xiii) Moritz v. Kinzel, No. 3:10-cv-00261 (N.D. Ohio).

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

CEDAR HOLDCO LTD

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

CEDAR MERGER SUB LLC

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

APOLLO INVESTMENT FUND VII, L.P.

By:	Apollo Advisors VII, L.P., its general partner

By:	Apollo Capital Management VII, LLC, its general partner

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	Vice President

APOLLO OVERSEAS PARTNERS VII, L.P.

By:	Apollo Advisors VII, L.P., its managing general partner

By:	Apollo Capital Management VII, LLC, its general partner

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	Vice President

[Signature Page — Termination and Settlement Agreement]

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

By:	Apollo Advisors VII, L.P., its general partner

By:	Apollo Capital Management VII, LLC, its general partner

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

By:	Apollo Advisors VII, L.P., its general partner

By:	Apollo Capital Management VII, LLC, its general partner

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	Vice President

APOLLO INVESTMENT FUND (PB) VII, L.P.

By:	Apollo Advisors VII, L.P., its general partner

By:	Apollo Capital Management VII, LLC, its general partner

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	Vice President

[Signature Page — Termination and Settlement Agreement]

CEDAR FAIR MANAGEMENT, INC.

By:	/s/ Peter J. Crage
Name:	Peter J. Crage
Title:	VP Finance and Chief Financial Officer

CEDAR FAIR, L.P.

By:	Cedar Fair Management, Inc., its general partner

By:	/s/ Peter J. Crage
Name:	Peter J. Crage
Title:	VP Finance and Chief Financial Officer

[Signature Page — Termination and Settlement Agreement]